Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Joulez Inc
1100 Grand Concourse #1L
Bronx, NY 10456
drivejoulez.com

Up to $1,070,000.00 in Common Stock at $2.00
Minimum Target Amount: $10,000.00

Company:

Company: Joulez Inc
Address: 1100 Grand Concourse #1L, Bronx, NY 10456
State of Incorporation: SD
Date Incorporated: May 24, 2021

Terms:

Equity

Offering Minimum: $10,000.00 | 5,000 shares of Common Stock
Offering Maximum: $1,070,000.00 | 535,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.00
Minimum Investment Amount (per investor): $100.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Time-Based:

Invest within the first 30 days and receive 100% additional Bonus shares.

Amount Based:

$5000+

Free Rental Day* + Zoom w/ the CEO + 5% Bonus Shares

$10,000+

Free Rental Weekend* + Zoom w/ the CEO + 10% Bonus Shares

$20,000+

Free Rental Week* + Dinner w/ the CEO + 20% Bonus Shares

$50,000+

Three Free Rental Weeks (non-contiguous)* + Dinner w/ the CEO + 50% Bonus Shares

*As of Oct.1st, 2021 Joulez rentals are only available for delivery in NYC Metro

The 10% StartEngine Owners' Bonus

Joulez Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

*All perks occur when the offering is completed.

The Company and its Business

Company Overview

Joulez is a startup Electric Vehicle rental company founded in 2021 by entrepreneur Micah Bergdale, who founded, built and sold Bytemark, a white label mobility platform sold to mass transit agencies around the globe. The company's sole shareholder to date is Bergdale Properties, LLC, a South Dakota LLC owned 100% by Micah Bergdale. Joulez is running a tech-forward rental car company focused solely on the mission of a 100% EV fleet starting with Tesla vehicles serving the NYC Metro

Area Market. Our initial market is the largest regional market in the US, but we want Joulez to go global and scale. We will be developing custom software solutions to make the Joulez experience unlike anything ever seen in the traditional rental car business. Micah's experience with transportation software and technology development will provide the know-how to make Joulez a rental car innovator.

Competitors and Industry

Joulez's competitors include market leaders such as Hertz, AVIS, Budget and new entrants like Lyft. The rental car industry has been around for decades, but there has been limited innovation in the industry. In particular, there are a number of unique factors required for electric vehicles to successfully be a part of a rental car fleet. There is a greater level of customer engagement required so customers can make the transition to EVs from traditional gas cars. There have been no new entrants in the rental car industry focused solely on EVs. We believe we would be one of the first in the US.

Current Stage and Roadmap

Our product and platform is still in development as the company was founded recently in 2021. We are building a rental car management platform from the ground up. We have designed the web and mobile user interfaces, and we are now building out the backend software to support the launch of the rental and delivery platform. We are going to raise funds through a CF round specifically to help acquire vehicles and support financing for vehicles in the fleet. Once a successful CF round is complete, we will add vehicles to a small fleet and anticipate launching within 2-3 months of receipt of the EVs. We will be testing out the rental car platform in a small, invite only beta from Q3-Q4 2021.

The Team

Officers and Directors

Name: Micah Bergdale

Micah Bergdale's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: May 24, 2021 - Present
  Responsibilities: Oversee and lead daily operations and launch of Joulez Inc., Micah does not currently take any compensation for his role.

- **Position:** Director
  Dates of Service: May 24, 2021 - Present
  Responsibilities: Oversee the launch and operations of Joulez, Inc. - Micah does not currently take compensation for his role as Director.

Other business experience in the past three years:

- **Employer:** Bytemark, Inc.
  Title: CEO
  Dates of Service: January 01, 2011 - December 31, 2018
  Responsibilities: Micah was a co-founder and leader of Bytemark from its launch until it was acquired by Siemens in 2019. He oversaw the launch of Bytemark's white-label software for public transit providing transit operators with mobile app tools to purchase tickets, custom localized mapping and custom notifications.

Other business experience in the past three years:

- **Employer:** Bergdale Properties, LLC
  Title: Director
  Dates of Service: January 01, 2019 - Present
  Responsibilities: Bergdale Properties provides consulting and support services for transit operators and livestreaming solutions.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Shares in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants of one type of service, providing a platform for online electric vehicle rentals. Our revenues are therefore dependent upon the market for online electric vehicle rentals.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them.

However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits

Joulez, Inc was formed on May 24, 2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Joulez, Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that All Electric Vehicle Rentals is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to rent Electric Vehicles is dependent on the outside government regulation such as the State of New York, New York City and other relevant government laws and regulations. The laws and regulations concerning the rental of Electric Vehicles may be subject to change and if they do then the renting of Electric Vehicles may no longer be in the best interest of the Company. At such a point the Company may no longer want to rent Electric Vehicles and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Joulez, Inc or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Joulez, Inc could harm our reputation and materially negatively impact our financial condition and business.

Licensing & Insurance in New York State and New York City

Joulez, Inc needs to get complete all formal registration, licensing and insurance requirements as per New York State and New York City laws, so we can successfully launch. We are currently working through those requirements and we are optimistic we will be able to have the licensing and insurance required for New York State by the time vehicles arrive. We have a contingency plan to launch in New Jersey and/or Connecticut if the State of New York or New York City prevent us from launching for legal reasons, but our hope is to launch in New York City as we see the most demand in this market.

Tesla Vehicles

Given Joulez's early reliance on Tesla, our rollout is very dependent on vehicle availability from Tesla directly. If there are issues sourcing vehicles from Tesla in a timely manner that could delay launch or cause us to not have sufficient inventory to meet demand. We hope to mitigate this risk by also putting in orders for other EVs that are beginning to come onto the market in 2021, but we want to have best in class EVs, which has focused our orders on Tesla.

Software Development Delays or Security Issues

The ability to deliver on the software development plan is critical to a successful launch of Joulez. Joulez fully anticipates that the software will be in Beta in Q3 2021, but there is the possibility that our development team falls behind schedule because of potential unforeseen issues or the desire to add features we feel are mandatory to make sure we are market competitive. As we move through the software development cycle, we plan to update our investors on the progress.

Car Rental Market

The car rental market is dominated by existing players who have large control of the market. There is a risk that they adapt to the entrance of Joulez and begin a more effective rollout of EV offerings that work well for their rental car market. The ability for existing market players to adapt to our entrance and offering is a risk factor.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Bergdale Properties, LLC (100% owned by Micah Bergdale)	20,000,000	Preferred Stock	100.0

The Company's Securities

The Company has authorized Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 535,000 of Common Stock.

Common Stock

The amount of security authorized is 100,000,000 with a total of 0 outstanding.

Voting Rights

Each outstanding share, regardless of class, is entitled to one vote on each matter voted on at a shareholders' meeting. Only shares are entitled to vote. Please see voting rights for securities sold in this offering.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Preferred Stock

The amount of security authorized is 100,000,000 with a total of 20,000,000 outstanding.

Voting Rights

Unlimited

Material Rights

Liquidation preference over common shares. Dividend rights are also included but require board authorization.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $200.00
  Number of Securities Sold: 20,000,000
  Use of proceeds: Founders shares to Bergdale Properties, LLC (100% owned by CEO/Director Micah Bergdale)
  Date: May 24, 2021
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

December 2021 will be the limit of how the long the business can operate without either a successful CF fundraise or revenue generation.

Foreseeable major expenses based on projections:

For Q3-Q4 2021, the following are the expected major expenses:

Development of the web reservation platform, which includes an AWS backend infrastructure and also the customer-facing website

Customer service management platform including Zoom-based integration

Electric Vehicle Management Platform, which includes maintenance and management

Development of iOS and Android native mobile apps for reservation

Acquisition of physical EVs (likely all Teslas, but possible a non-Tesla EV is acquired to diversify the fleet)

Parking/Storage, Charging, Insurance and Maintenance of the EVs

Future operational challenges:

Joulez needs to acquire Tesla EVs in Q4 2021 to put into service, and we need to place them strategically in our launch market of NYC. Joulez needs to test our software in the real world to optimize it for real world conditions while also having a sufficient number of electric vehicles. If Tesla has any delivery issues, this could cause a delay for our operations.

Future challenges related to capital resources:

Having a sufficient inventory to match demand while also pricing the rental rates at a level that is market competitive and keeping the momentum going for accelerated growth.

Future milestones and events:

The launch of the rental service in NYC will be the most critical milestone for us to achieve, which requires us to have sizeable inventory of Electric Vehicles, currently planned to be all Teslas.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Bergdale Properties, LLC owned by Micah Bergdale, the founder of Joulez, Inc. will supply cash and credit as needed to support the operations of the business during Q3 2021.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

These funds are critical to the success of Joulez, Inc creating a Tesla EV fleet inventory for the operations and revenue generation.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign are necessary for the viability of Joulez, Inc. The StartEngine campaign will make up the entirety of the funds available for the company aside from the cash and loans provided by Bergdale Properties, LLC.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Joulez, Inc should be able to operate the company into 2022 as a scaled down operation that is generating revenue from the Tesla EVs that it acquires. Joulez, Inc. on September 22, 2021 acquired its first Tesla vehicle. We are able to operate with no full-time employees as of right now and generate revenue from this one Tesla vehicle. Below are the minimum costs we anticipate for operation in Q4 2021 and Q1 2022.

Maintenance & Delivery of Vehicles (1 Full-Time employee)-$4,000/mo including benefits

Financing per Tesla Model 3-Approximately $700/mo

Web app and Mobile app support-Minimum $500/quarter

Commercial Vehicle Insurance-$400/vehicle/month

Parking/Storage in The Bronx-$200/vehicle/month (costs come down as fleet size increases)

How long will you be able to operate the company if you raise your maximum funding goal?

We expect to be able to operate the company through the end of 2022 if we hit the Maximum funding goal of $1,070,000.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Micah Bergdale has had discussions with more traditional investors who have expressed interest in investing in Joulez once there is a demonstrated market demand. The issue facing Joulez is that we require extensive upfront capital to acquire the Tesla vehicles needed our operations. Traditional private equity and venture capital investors have shied away from investing in companies that require large amounts of capital for inventory buildup unless there is already a demonstrated strong market demand.

Indebtedness

- **Creditor:** Bergdale Properties, LLC
  Amount Owed: $11,000.00
  Interest Rate: 0.0%

Related Party Transactions

- **Name of Entity:** Bergdale Properties, LLC
  Names of 20% owners: Micah Bergdale
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Bergdale Properties has covered the costs of startup capital for Joulez, Inc. It stands to write off all amounts owed if Joulez Inc does not generate revenue, which will not happen without the StartEngine CF transaction.
  Material Terms: This is a no interest liability that has been invoiced to Joulez, Inc from Bergdale Properties, LLC. There are no additional terms aside from the stated liability owed.

Valuation

Pre-Money Valuation: $40,000,000.00

Valuation Details:

The company determined its pre-money valuation based on an analysis of multiple factors. First, the company analyzed the underlying value of the Intellectual Property being developed for the rental car platform, the management of the vehicles and the customer engagement interface using new technology being custom developed in-house should provide a value basis for the proposed pre-money valuation. We are currently working with a patent attorney to determine what intellectual property we have developed can be patented as part of the protection of custom IP being developed. It is management's belief that there are patentable aspects to the technology being developed in-house that will allow the company to uniquely position itself in the car rental market. Second, the company valued the experience of its founder and CEO, who has previously developed and built a business.

The company determined its pre-money valuation internally, without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) the company does not have any outstanding options, warrants, and other securities with a right to acquire shares are exercised. The company currently does not have any outstanding convertible securities.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Inventory*
  55.0%
  The funding will be used to optimize financing for the acquisition of Tesla EVs to be delivered and stored in the New York City Metro Area. The vehicle acquisition costs include the delivery, secured storage, insurance, charging infrastructure and maintenance of the vehicles.

- *Company Employment*
  20.0%
  We anticipate that the company will only need less than a dozen full-time employees at this stage including Marketing, Sales, Vehicle Maintenance and Delivery. The salaries covered will allow the company to acquire the necessary talent to support the growth of the operations in 2021 and beyond.

- *Research & Development*
  5.0%
  These funds will be used to secure the intellectual property that is being developed in-house including potential patents and trademarks. The R&D budget will also include efforts to convert older non-EV cars into EVs to determine if such conversions could be financially viable as part of a rental car model.

- *Marketing*
  10.0%
  As part of the Joulez launch, we need to spread awareness of the brand as it launches likely in Q4 2021. We will focus on online advertising in addition to billboard advertising focused on the New York City market.

- *Working Capital*
  6.5%
  The working capital will cover costs like legal fees, office supplies, technology development and hosting costs, and computer hardware required for the working operations of the company. We anticipate most of these costs will be covered as part of the revenue generated by the rental operations, but this will provide a buffer between development to launch.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Inventory*
  60.0%
  We will increase the number of vehicles we acquire and spread them to more locations in the New York City Metro region. More vehicles provide a greater opportunity for on-going revenue generation and risk mitigation if there are issues with any vehicles.

- *Marketing*
  5.0%
  We expect marketing costs as a % of the raise to decrease if we are able to raise a larger amount of money. This will again be focused on online and billboard advertising for the New York City Metro area market.

- *Working Capital*
  16.5%
  We will utilize funds for an expanded working capital buffer to assist with operational needs like legal costs, office supplies and technology needed to support the fleet of vehicles. We expect to have a heavy reliance on computer hardware to support the operations of the EV fleet.

- *Research & Development*
  15.0%
  If we have a larger raise, we want to use more funds toward R&D so we can expand the unique solution offering for Joulez EV fleet. We know that EV rentals will expand, and we want to use our R&D budget toward providing a solution offering that is unlike anything else in the rental car market.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at drivejoulez.com (Investor Section).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/joulez

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Joulez Inc

[See attached]

RICCI AND COMPANY, CPA, P.C.

530 Old Country Road, Suite 201
Westbury, NY 11590
(631) 372-6174

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Shareholder
Joulez, Inc.

We have reviewed the accompanying financial statements of Joulez, Inc., which comprise the balance sheet as of July 31, 2021, and the related statement of operations, shareholder's' deficit and cash flows for the period May 24, 2021 (Inception) to July 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

RICCI AND COMPANY, CPA, P.C.

530 Old Country Road, Suite 201
Westbury, NY 11590
(631) 372-6174

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Ricci And Company, CPA. PC.

Westbury, New York
September 21, 2021

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

As we recover from the past year and everything we have been through the loneliness the isolation the disconnect from loved ones do we really want to go back to the way things were before the insane scramble the frustrating lines the pointless hassle then comes the clogged traffic oh the traffic then more traffic and the fumes watching pollution destroy our air contributing to carbon devastating our planet being exploited by the oil companies foreign hackers gouging us driving bland mass-market rental cars you don't even like and then dealing with customer service that makes the whole experience worse but there is a better future ahead of us and it starts with an all-electric vehicle fleet including amenities you would never get from a traditional rental car company and it launches exclusively with tesla vehicles we drop off the car wherever you are airport office or home and we pick it up from you at a similarly convenient location right from the comfort of your phone or tablet you can see what vehicles are available what type of range the vehicles offer and where your concierge driver is at you request the tesla on demand and we deliver it right to your location from there the open road is yours for the taking you have the freedom of knowing you can go anywhere while helping our environment at the same time with the coolest cars on the road and when it comes to charging we've got you covered with an extensive network of charging partners to keep your vehicle running no matter where you are with solar and wind power being our top priority oh and one more thing the charging is free and included with a vehicle rental joulez your on-demand electric vehicle.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

FIRST AMENDED AND RESTATED
ARTICLES OF INCORPORATION OF
JOULEZ, INC.

(Pursuant to SDCL 47-1A of the
Business Corporation Law of the State of South Dakota)

JOULEZ, INC., a corporation organized and existing under and by virtue of the provisions of the Corporation Law of the State of South Dakota (the "**Corporation Law**"),

DOES HEREBY CERTIFY:

1.   That the name of this corporation is Joulez, Inc., and that this corporation was originally incorporated pursuant to the South Dakota Corporation Law on May 24, 2021 under the name Joulez, Inc.

2.   That the Board of Directors duly adopted resolutions to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

ARTICLE I: The name of this corporation is Joulez, Inc. (the "**Corporation**").

ARTICLE II: The Actual Street Address of the registered office of the Corporation in the State of South Dakota is:

> 329 Main Street #1
> c/o Evergreen Media
> Rapid City, South Dakota 57701
> County of Pennington

> The Mailing Address of the Corporation is:
> 1100 Grand Concourse
> APT 1L
> Bronx, NY 10456

The name of its registered agent at such address is Micah John Bergdale.

ARTICLE III: The name of the South Dakota Noncommercial Registered Agent is:

Micah John Bergdale

Actual Street Address in this State
329 Main Street #1
c/o Evergreen Media
Rapid City, SD 57701

Mailing Address in this State:
329 Main Street #1
c/o Evergreen Media
Rapid City, South Dakota 57701

ARTICLE IV: The nature of the business or purposes to be conducted or promoted isto engage in any lawful act or activity for which corporations may be organized under the Business Corporation Law.

ARTICLE V: The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 100,000,000 shares of Common Stock ("**Common Stock**") and (ii) 100,000,000 shares of Preferred Stock ("**Preferred Stock**").

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A.   COMMON STOCK

1.   General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2.   Voting. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings) provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this First Amended and Restated Certificate of Incorporation (the "**Certificate of Incorporation**") that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Certificate of Incorporation or pursuant to the South Dakota Business Corporation Law. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of SDCL 47-1A-1003 of the Business Corporation Law.

B.   PREFERRED STOCK

1.   Dividends.

Dividends shall be payable only when, as, and if declared by the Board of Directors and the Corporation shall be under no obligation to pay such Dividends.

Whenever a dividend provided for in this Section B.1 shall be payable in property other than cash, the value of such dividend shall be deemed to be the fair market value of such property as determined in good faith by the Board of Directors of the Corporation.

2.   Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1   Preferential Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to in the case of Preferred Stock such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event.

2.2   Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

2.3   Deemed Liquidation Events.

Definition.   Each of the following events shall beconsidered a "**Deemed Liquidation Event**" unless the holders of at least fifty percent (50%) of the outstanding shares of Preferred Stock, voting together as a single class (the "**Required Holders**") elect otherwise by written notice sent to the Corporation at least three (3) days prior tothe effective date of any such event:

(a)   a merger or consolidation in which

(i)   the Corporation is a constituent party or

(ii)   a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(b)   the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or the sale or disposition (whether by merger, consolidation or otherwise) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly-owned subsidiary of the Corporation.

2.3.2   Effecting a Deemed Liquidation Event.

(a)   The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Subsection 2.3.1(a)(i) unless the agreement or plan of merger or consolidation for such transaction (the "**Merger Agreement**") provides that the consideration payable to the stockholders of the Corporation shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2.

(b)   In the event of a Deemed Liquidation Event referred to in Subsection 2.3.1(a)(ii) or 2.3.1(b), if the Corporation does not effect a dissolution of the Corporation under the Business Corporation Law within ninety (90) days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Preferred Stock no later than the ninetieth (90th) day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause; (ii) to require the redemption of such shares of Preferred Stock, and (iii) if the Required Holders so request in a written instrument delivered to the Corporation not later than one hundred twenty (120) days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors of the Corporation), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by South Dakota law governing distributions to stockholders (the "**Available Proceeds**"), on the one hundred fiftieth (150th) day after such Deemed Liquidation Event, to redeem all outstanding shares of Preferred. Prior to the distribution or redemption provided for in this Subsection 2.3.2(b), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event or in the ordinary course of business.

2.3.3 Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board of Directors of the Corporation.

3. Voting.

3.1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class.

4.   Notices. Any notice required or permitted by the provisions of this Article Five (V) to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the Business Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

ARTICLE VI: The name and address of each incorporator

Name   Address
Micah John Bergdale   1100 Grand Concourse Apt 1L
                                         Bronx, NY 10456

ARTICLE VII: The name and address of each director

Name   Address
Micah John Bergdale   1100 Grand Concourse Apt 1L
                                         Bronx, NY 10456

ARTICLE VIII: Beneficial Owners

Name   Address
Micah John Bergdale   1100 Grand Concourse Apt 1L
                                         Bronx, NY 10456

Subject to any additional vote required by the Certificate of Incorporation or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

ARTICLE IX: Subject to any additional vote required by the Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation.

ARTICLE X: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

ARTICLE XI: Meetings of stockholders may be held within or without the State of South Dakota, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of South Dakota at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

ARTICLE XII: To the fullest extent permitted by law, a director of the Corporationshall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the Business Corporation Law or any other law of the State of South Dakota is amended after approval by the stockholders of this Article Twelve (XII) to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by SDCL 47-1A-851 as so amended.

Any repeal or modification of the foregoing provisions of this Article Twelve (XII) by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

ARTICLE XIII: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which Business Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by SDCL 47-1A-851.

Any amendment, repeal or modification of the foregoing provisions of this Article Thirteen (XIII) shall not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

ARTICLE XIV: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

ARTICLE XV: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of the State of South Dakota shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the South Dakota Corporation Law or the Corporation's certificate of incorporation or bylaws or
(iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court determines that there is an indispensable party not subject to the jurisdiction of the Court (and the indispensable party does not consentto the personal jurisdiction of the Court within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court, or for which the Court does not have subject matter jurisdiction. If any provision or provisions of this Article Twelfth shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article Fifteen (XV) (including, without limitation, each portion of any sentence of this Article Fifteen (XV) containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

3.   That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with SDCL 47-1A-120.

4.   That this First Amended and Restated Certificate of Incorporation, which restates, integrates, and further amends the provisions of this Corporation's Original Certificate of Incorporation, has been duly adopted in accordance with SDCL 47-1A-120, 129 & 202.

IN WITNESS WHEREOF, this First Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 27th day of September, 2021.

Signature/Authorization

This document has been executed by the President as required under SDCL.

By:

Micah Bergdale
Chief Executive Officer (President)

Secretary of State Office
500 E Capitol Ave
Pierre, SD 57501
(605)773-4845
corpinfo@state.sd.us

APPLICATION FOR AMENDED ARTICLES OF INCORPORATION

DOMESTIC BUSINESS CORPORATION

SDCL 47-1A-1006, 47-1A-120.2

FILING FEE: $60

Make check payable to SECRETARY OF STATE

The Business Corporation named below, adopts the following Amended Articles of Incorporation pursuant to SDCL 47-1A.

1. The Name and Business ID of the corporation is:

   Joulez, Inc.

   Name (Note: This must be the exact corporate name as registered.)   Business ID

2. Date the Articles of Incorporation have been amended on: **September 27, 2021**

3. The amendment to the Articles of Incorporation has been:

   ☐ Adopted by the Incorporators or the Board of Directors and shareholder approval not required.

   ☑ Adopted by the shareholders as required by SDCL 47-1A and by the Articles of Incorporation.

   ☐ Recognized as necessary and is being filed pursuant to SDCL 47-1A-120.2.

4. The amendment to the Articles of Incorporation / or the information required by SDCL 47-1A-120.2 is:

   Please see the attached Amended & Restated Articles of Incorporation.

The application must be signed by an authorized officer of the corporation.

No person may execute this report knowing it is false in any material respect. Any violation may be subject to a civil and/or criminal penalty (SDCL 47-1A-129; 22-39-36).

Dated 09/27/2021

Email micah@drivejoulez.com
       (Optional)

Signature of an authorized person

Micah Bergdale
Printed Name

President & CEO
Title